Exhibit 98.1

September 4, 2024

Board of Directors

PowerUp Acquisition Corp.

188 Grand Street Unit #195

New York, NY 10013

c/o Mr. Surendra Ajjarapu, CEO

Dear Mr. Surendra Ajjarapu:

We understand that PowerUp Acquisition Corp. (“PowerUp” and “Purchaser”), a publicly-traded special purpose acquisition corporation, entered into a non-binding letter of intent (“Proposal”) on July 22, 2024, to consummate a business combination transaction (the “Transaction”) involving Aspire Biopharma, Inc. (the “Company”, and PowerUp and the Company are each referred to as a “Party” and together as the “Parties”). We understand that this letter of intent is not a binding agreement. It outlines the preliminary terms of the proposed Transaction and is intended to serve as an outline of the proposed principal terms and conditions regarding the Transaction and is subject to the execution and closing of a definitive agreement.

We understand that further tax and other structuring analyses and discussions with the Company and its stockholders about a preferred structure will be conducted such that PowerUp’s wholly owned acquisition subsidiary PowerUp Merger Sub II, Inc., (“Merger Sub”) would merge with and into the Company, with the Company continuing as a wholly owned subsidiary of PowerUp. Stockholders of the Company would become stockholders of PowerUp as the new publicly traded parent company. The name of the new publicly traded holding company will be changed to reflect the new combined parent company upon consummation of the Transaction (with a corresponding change to the ticker symbol).

It is our understanding that the major terms and conditions of the Proposal are as follows:

1)	We expect that PowerUp’s wholly owned acquisition subsidiary PowerUp Merger Sub II, Inc., (“Merger Sub”) would merge with and into the Company, with the Company continuing as a wholly-owned subsidiary of PowerUp. Stockholders of the Company would become stockholders of PowerUp as the new publicly traded parent company. The name of the new publicly traded holding company will be changed to reflect the new combined parent company upon consummation of the Transaction (with a corresponding change to the ticker symbol).

2)	We understand that as pre-conditions for a Transaction:

a)	US GAAP PCAOB audited financials for 2022/2023. 6-month interim to June 30, 2024.
b)	Fairness Opinion to be obtained by PWUP, confirming the proposed merger consideration does not exceed the valuation range (Purchase Price will be adjusted if needed to obtain an in-range fairness opinion).
c)	Comprehensive VDR, especially including all relevant agreements to support revenue projections.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

3)	We understand that working capital will be provided by SRIRAMA Associates, LLC (“Sponsor”), the sponsor of PowerUp, may also provide up to $ 2 million of working capital loans (the “WC Loans”) to PowerUp as necessary to complete the Transaction, which amount will include all of PowerUp’s accounting, auditing and legal fees.

4)	We understand that at the Closing of the Transaction, the Purchaser shall issue the Sponsor up to 3,750,000 shares of Purchaser Common Stock (which includes 1,750,000 shares to be issued for Prior Working Capital Loans, and up to 2,000,000 shares to be issued for Future Working Capital Loans) as partial consideration for the Sponsor entering into Working Capital Loans, such exact number to be the actual dollar amount of principal loaned as Working Capital Loans (i.e., one share for each $1.00 loaned).

5)	We understand that PowerUp would offer up to 35 million shares of Class A Common Stock of PowerUp - an approximate value of $350,000,000 (“Purchase Price”), which would be subject to adjustments to reduction in purchase price for debt, debt-like items, and reductions in cash below a minimum cash condition. The total consideration provided to or for the benefit of the Company’s equity holders shall be the issuance of a number of newly issued shares of Class A Common Stock of PowerUp equal to the quotient obtained by dividing (A) Purchase Price (as defined below), by (B) $10.00 (the “Transaction Shares”). All Transaction Shares will be registered on a Form S-4 registration statement.

6)	We understand that PowerUp, as of July 31 2024, holds approximately $6.5 million in cash in a trust account. PowerUp’s existing stockholders may elect to redeem their PowerUp shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the PowerUp trust account (including pro-rata interest earned on the funds held in the trust account).

7)	We understand that the PowerUp shares will continue to be listed on the NASDAQ. At Closing, PowerUp, Sponsor and equity holders of the Company who are affiliates of the Company, will enter into a customary registration rights agreement providing Company stockholders with customary shelf, piggyback and demand registration rights.

8)	We understand that a lock-up period will be imposed on all of the PowerUp shares held by PowerUp’s Sponsor and PowerUp shares issued to the Company’s stockholders in connection with the Closing of the Transaction. Such lock-up terms shall be pari passu with the existing lock-up terms applicable to Sponsor.

We understand that a definitive agreement regarding the Transaction (the “Transaction Agreement”) would contain representations, warranties, covenants and conditions customary for a de-SPAC transaction of this nature and size. We further understand that the Transaction Agreement will contain customary termination rights for a transaction of this type and interim operating covenants that permit the Company to operate in the ordinary course of business, or otherwise consistent with its business plan and budget as disclosed to PowerUp, with additional exceptions to be mutually agreed.

We understand that in the event that the Transaction Agreement is terminated, none of the parties to the Transaction Agreement will have any liabilities or further obligations with respect to each other, subject to exceptions with respect to any confidentiality agreement and wavier against trust provisions and any other surviving provisions under the terms of the Transaction Agreement. The representations, warranties and pre-closing covenants set forth in the definitive Transaction Agreement will not survive the Closing, and there will be no post-closing recourse (including indemnification) related thereto.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

We understand that the obligations of the Parties to consummate the Transaction will be subject to (i) the receipt of all required consents and approvals from relevant regulatory and/or government authorities for the Transaction (including the expiration or termination of any waiting periods under the HSR Act, if applicable, and any other applicable antitrust laws, and the completion of any required stock exchange and regulatory review, including by the SEC/applicable stock exchange), (ii) approval by PowerUp’s stockholders of the Transaction and related matters, (iii) a bringdown of the Company’s representations and warranties to an MAE standard (for the benefit of PowerUp) and a bringdown of PowerUp’s representations and warranties (for the benefit of the Company), (iv) certification of the Company’s covenants performed to a materiality standard and subject to cure rights, where possible (for the benefit of PowerUp) and certification of PowerUp’s covenants performed to a materiality standard and subject to cure rights, where possible (for the benefit of the Company), and (v) the absence of litigation involving PowerUp’s Trust Account.

Lastly, we understand that the letter of intent and the Proposal merely constitute a statement of mutual intentions and are intended solely as a basis for further discussions regarding the Transaction; and this Letter and the proposal do not set forth all of the matters upon which agreement must be reached in order for the Transaction to be consummated, are not intended to be and do not constitute a legally binding agreement in respect of the Transaction (including any agreement or understanding to negotiate), do not commit either Party to enter into a definitive agreement with regard to the Transaction, and do not create or impose any commitments or obligations, express or implied, upon, nor grant any rights to, the Parties with respect to pursuing the Transaction. We understand that each Party reserves the right, in its sole discretion, to reject any and all proposals made by any other Party or its Representatives. Each Party acknowledges that unless and until a final definitive agreement with respect to the Transaction contemplated hereby has been executed and delivered by each relevant Party, no contract or agreement (or agreement to agree) providing for any Transaction shall be deemed to exist by virtue of this Letter or any other communication, oral or written, by the undersigned or any of our respective Representatives with respect thereto and no Party will have (and each Party hereby irrevocable waives) any claims against the other Party or any of its Representatives arising out of or relating to the Transaction.

The Board of Directors of PowerUp (the “Board”) has requested that KPSN & Associates LLP, (“KPSN,” “we,” “our”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Purchase Price is fair to the shareholders of PowerUp from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1)	Reviewed the non-binding letter of intent (the “Proposal”) to consummate a business combination transaction involving Aspire Biopharma, Inc. and PowerUp dated July 22, 2024;
2)	reviewed the PowerUp Acquisition Corp 16-08-2024 Form 10-Q;
3)	reviewed the Aspire Confidential Deck dated July 2024;
4)	reviewed the file Aspire Projections 2024.06.28 update.xlsx;

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

5)	reviewed the Aspire Biopharma, Inc. H1 2024 (unaudited) financial statements;
6)	reviewed the Provisional application for patent their formula ORAL MUCOSAL FORMULATIONS OF ASPIRIN.
7)	Interviewed with the management of the company;

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material, and other information. In addition, PowerUp management has advised us, and we have assumed that the Company forecasts reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Company management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of the Parties to the Proposal identified and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Proposal and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Proposal will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Proposal and other related documents and instruments. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

KPSN has not in the past provided financial consulting services to the Board. KPSN has not acted as financial advisor to the Company or any of the other Parties in connection with this Opinion and has not participated in any of the negotiations leading to the Proposal. We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. We have not been requested to, and did not, solicit indications of interest from, third parties with respect to the Proposal, the securities, assets, business or operations of the Company or any other party. We have not been requested to, and did not, advise the Board or any other party with respect to alternatives to the Proposal. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion has been prepared for the benefit of the Board of Directors and stakeholders of PowerUp Acquisition Corp. to address the financial fairness of the proposed business combination transaction. The Board of Directors of PowerUp Acquisition Corp. has engaged KPSN to provide this Opinion. This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Proposal and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Proposal or otherwise. The Opinion is based on KPSN’s analyses, which contain estimates and valuation ranges that are not necessarily indicative of actual values or predictive of future results or values.

This Opinion shall be used only by the Board in evaluating the Proposal. It is not to be used, circulated, quoted or otherwise referred to (either in its entirety or through excepts or summaries) for any other purposes, unless (1) it is to be filed with or referred to in any registration statement, proxy statement or any other document filed with the Securities and Exchange Commission, and it is included in full and you have received KPSN’s prior written consent with respect to all of the references to it and/or the opinion included in any such registration statement, proxy statement or any other document filed with the Securities and Exchange Commission or (2) it is to be introduced into evidence or referred to in any litigation pertaining to matters relating to the Proposal and covered in the Opinion; provided, however, that notwithstanding the foregoing, (a) the Board shall provide, upon request, a copy of the Opinion or a summary of it (and KPSN shall have the right to review and approve any such summary, such approval not be unreasonably withheld, conditioned or delayed) to (i) Board and (ii) any shareholders as determined from time to time by the Board.

PowerUp Acquisition Corp. will give KPSN written notice at least three business days in advance of such use in any litigation or it (or the summary) being provided to any shareholder. The opinion will be provided to the Board for its evaluation and analysis of the Proposal at or prior to the time the Company will execute definitive transaction documents, and KPSN is not required to update our opinion as of a later date. Anything to the contrary contained herein notwithstanding.

The material in this Opinion may not be reprinted in whole or in part without the prior express written consent of KPSN. The Board of Directors of PowerUp alone contracted for and are the intended beneficiary of this Opinion. This Opinion may not be relied upon by any other person or entity without KPSN’s prior express written consent. Any use which any third party makes of the Opinion, or any reliance on it, or decision to be made based upon it, are the responsibilities of that party. This Opinion is subject to the attached Statement of Limiting Factors and Assumptions.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Proposal or otherwise (other than the Purchase Price to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Proposal to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the fairness of any portion or aspect of the Proposal to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (v) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Proposal, (vi) the solvency, creditworthiness or fair value of the Company, PowerUp or any other participant in the Proposal, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Proposal, any class of such persons or any other party, relative to the Purchase Price or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, and its advisors, as to all legal, regulatory, accounting, tax and other similar matters with respect to the Company and the Proposal or otherwise.

Conclusion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Purchase Price of $350,000,000 as compared to the Equity Value of the Company of $744 – $822 million is fair to the shareholders of PowerUp Acquisition Corp. from a financial point of view.

Respectfully submitted,

KPSN & ASSOCIATES LLP

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

Statement of Limiting Factors and Assumptions

The analyses and opinions concluded by KPSN & Associates LLP (hereinafter referred to as “KPSN”) and set forth in this Opinion are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this Opinion. We have no personal interest or bias with respect to the subject matter of this Opinion or the parties involved. In accordance with recognized professional ethics, the professional fee for this service is not contingent upon KPSN’s conclusion of value, and neither KPSN nor any of its employees has a present or intended financial interest in the Company.

To the best of our knowledge and belief, the statements of fact contained in this Opinion, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

The fee for this engagement is not contingent upon the values reported. The opinion of value expressed herein is valid only for the stated purpose and only as of the date of the Opinion.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this Opinion.

KPSN & Associates LLP is not specifically identified as a tax advisor under IRS Circular 230. Under these standards, written advice may not be relied upon for the purpose of avoiding accuracy-related penalties or reportable transaction understatement penalties, unless the advice satisfies a variety of requirements. Nothing contained in any written product issued by KPSN has been prepared, nor may be relied upon, for the purpose of avoiding tax penalties that may be imposed.

This letter and the conclusions arrived at herein are for the exclusive use of the Company. Furthermore, the letter and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached herein represent the considered opinion of KPSN based upon information furnished to it by the Company and other sources. The extent to which the conclusions and valuations arrived at herein should be relied upon, they should be governed and weighted accordingly.

All value conclusions are presented as the considered opinion of KPSN based on the facts noted within this Opinion. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

PowerUp Acquisition Corp. (“Client”) agrees to preserve the confidential format and content of our Opinions. Our Opinions and the KPSN name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that KPSN does not, either by entering into this contract or by performing the services rendered, assume, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, KPSN may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the Company have been provided either by management or its representatives and accepted without further verification, except as may be noted in the Opinion. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

While we accept as correct the information furnished to us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. We accept as correct the information furnished us by others. Providers of the information warrant the following:

1.	The above referenced information does not contain any untrue statements of material fact, or omit a material fact which makes the information misleading;

2.	The financial statements and other financial information provided to KPSN fairly present in all material respects the financial condition, results of operations and cash flow of the Company; and

3.	KPSN was made aware of all known factors which could significantly affect an independent third-party financial analysis of the Company.

In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

Neither all nor any part of the contents of this Opinion shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of KPSN.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed. We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes; and, d) the viability or legality of any transaction for which our valuation may be utilized.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this Opinion does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the Opinion.

Unless express written notice of noncompliance is delivered and brought to the attention of KPSN, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

KPSN has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses may vary from our estimates, and the variations may be material.

This Opinion may contain prospective financial estimates or opinions that represent KPSN’s expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

Any value estimates provided in the Opinion apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the Opinion.

No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this Opinion.

KPSN assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this Opinion. Forecasts of future events which influence the valuation process are predicated on the continuation of historical and current trends in the market, as identified in the Opinion.

KPSN reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this Opinion as may be required by consideration of additional data or more reliable data that may become available.

We assume no responsibility for any financial reporting judgements which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

All appraisal services, pursuant to this Opinion, shall be deemed to be contracted for and rendered in the country of KPSN office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that country.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269

With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, KPSN expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property;

b.	determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

d.	whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;

f.	whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

g.	the scope of rights in trademarks, service marks or trade names;

h.	the correct authorship of any copyrighted works;

I.	whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

KPSN has not been involved in the financial planning, the structuring of the ownership entity(s), and/or the tax and accounting issues related to any Federal Gift and/or Estate Tax Planning Strategy. Furthermore, we have provided no legal advice and we take no responsibility for the legal interpretation of California Partnership Law, or the Laws of any other state impacting the entity(s) valued herein. In addition, if any adjustments have been made for the lack of control or the lack of marketability in the appraisal, then that segment of our analysis is not in compliance with the Uniform Standards of Professional Appraisal Practice (“USPAP”), in that USPAP does not specifically reference any methodology for valuing minority interests in Partnerships, Corporations, LLCs, etc. or undivided fractional interests held directly in real estate.

The liability of KPSN and its employees and associates is limited to the Client only and to the amount of the fee actually received by KPSN. There is no accountability, obligation, or liability to any third party. If the Opinion or any part thereof is disseminated to anyone other than the Client, the Client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment.

Registered Office: Crown Court, 1st Floor, 128, Cathedral Road, Chennai – 600086.

LLP identification Number: AAC-8221

+91-44-4500 0269